UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

CENTRAL GOLDTRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☐                         Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     YES ☐                               NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLDTRUST
(Registrant)

Date	January 8, 2008	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

CENTRAL GOLDTRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS: GTU.UN (Cdn. $) and GTU.U (U.S. $)

NYSE ALTERNEXT US SYMBOL:	GTU (U.S. $)

CENTRAL GOLDTRUST ANNOUNCES PROPOSED OFFERING

TORONTO, Ontario (January 8, 2009/CNW/) - Central GoldTrust of Ancaster, Ontario announced today that it plans to offer Units of Central GoldTrust to the public in Canada and the United States under its existing US$250,000,000 base shelf prospectus dated December 19, 2008 and filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and under the multijurisdictional disclosure system in the United States pursuant to a proposed underwritten offering by CIBC World Markets Inc. Central GoldTrust will only proceed with the offering if it is non-dilutive to the net asset value of the Units owned by the existing Unitholders of Central GoldTrust.

The entire amount of US$250,000,000 provided for in the base shelf prospectus is available for this offering.

Substantially all of the net proceeds of the offering will be used for gold bullion purchases, in keeping with the asset allocation provisions outlined in GoldTrust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by the offering is expected to reduce the annual expense ratio in favour of the Unitholders of GoldTrust.

Central GoldTrust has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) which will serve as the base for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and any other documents Central GoldTrust has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central GoldTrust and this offering. You may obtain a copy of the base shelf prospectus filed in the United States and any prospectus supplement from CIBC World Markets Corp. 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus in Canada from CIBC World Markets Inc., fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central GoldTrust’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

Central GoldTrust, founded in April 2003, is a passive, self-governing, single purpose, closed-end trust, which holds approximately 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bars. Central GoldTrust does not actively speculate with regard to short-term changes in gold prices. Central GoldTrust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically audited by Ernst & Young LLP in the presence of Central GoldTrust’s Officers and Trustees as well as bank officials. Central GoldTrust Units are quoted on the NYSE Alternext US, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $)

For further information, please contact J.C. Stefan Spicer, President and CEO at

Email: info@gold-trust.com Website: www.gold-trust.com Telephone: 905-304-GOLD (4653)